PRIVILEGED AND CONFIDENTIAL

George J. Leimer

Chief Executive Officer

Rally Holdings LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

T 347-952-8058

October 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Innovation, LLC

Offering Statement on Form 1-A

Filed August 20, 2021

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated September 2, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A (CIK No. 0001812859) publically filed with the Commission on August 20, 2021 (the “Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.  The Company has revised the Offering Statement and is filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this response letter.  The Amended Offering Statement also contains certain updates and revisions.

For your convenience, the comment is repeated below in bold, followed by the Company’s response. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Amended Offering Statement showing changes to the Offering Statement.

Securities and Exchange Commission

October 7, 2021

Offering Statement on Form 1-A filed August 20, 2021

General

1.The Master Series Table in Appendix A on page A-1 states that your expected "Opening Dates" for each series will be in "Q3 2021 or Q4 2021." To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please revise the Master Series Table to reflect that you will commence the offering of each series you qualify within two calendar days of qualification.

Response:  The Company respectfully acknowledges the Staff’s comment and affirms that it will commence the offering of each series that the Company qualifies within two calendar days of qualification. Additionally, the Company has revised the Master Series Table to remove references to opening dates for Offerings that have not yet commenced and added language to a footnote to such table reflecting that the offering of a series will commence within two calendar days of qualification of such series by the Commission.

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilien Niederste-Ostholt, RSE Archive, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Margaret J. Cornelius, Esq., Maynard, Cooper & Gale, P.C.